Exhibit 11
Noven Pharmaceuticals, Inc.
Computation of Consolidated Earnings (Loss) per Share
(in thousands except per share amounts)

	Years Ended December 31,
	2007	2006	2005
Basic earnings (loss):

Net income (loss)	$(45,376)	$15,988	$9,972

Weighted average number of common shares outstanding	24,728	23,807	23,566

Basic earnings (loss) per share	$(1.84)	$0.67	$0.42

Diluted earnings (loss):

Net income (loss)	$(45,376)	$15,988	$9,972

Weighted average number of common shares outstanding	24,728	23,807	23,566

Potential dilution upon exercise of stock options/SSARs	— *	445	415

Weighted average number of common shares outstanding, as adjusted	24,728	24,252	23,981

Diluted earnings (loss) per share	$(1.84)	$0.66	$0.42

*Potential issuance of shares upon exercise of stock options/SSARs not included because effect would be antidilutive.